Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

        Assistant Director,

                Securities and Exchange Commission,

                        Division of Corporation Finance,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

July 25, 2011

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended December 31,
2010 Filed April 13, 2011 File No. 001-34455

Dear Mr. Reynolds:

We had requested an extension until August 18, 2011 to respond to your comment letter. We have received confirmation from the Commission’s staff on July 21, 2011 that our request has been approved. Thank you for granting the extension.

*        *        *

Mr. John Reynolds

Please contact Alena Brenner of Anheuser-Busch InBev Services, LLC at (212) 573-4396 or George H. White of Sullivan & Cromwell LLP at +44 20 7959 8900 with any questions you may have.

Very truly yours,

/s/ Benoit Loore
Benoit Loore V.P. Legal Anheuser-Busch InBev SA/NV

cc:	Erin Wilson

John Archfield

Nasreen Mohammed

(Securities and Exchange Commission)

Alena Brenner

(Anheuser-Busch InBev SA/NV)

George H. White

Sentheel Salvam

(Sullivan & Cromwell LLP)